SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OAKLEY, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

673662 10 2

(CUSIP Number)

Michael A. Boxer, Esq.

Senior Vice President & General Counsel

Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, New York 11050

(516) 484-3800

with a copy to:

Jonathan Goldstein, Esq.
David A. Sakowitz, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 673662 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luxottica Group S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000 Shares (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000 Shares (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO

*(SEE INSTRUCTIONS)

(1) Luxottica Group S.p.A. (the “Reporting Person”) has acquired beneficial ownership of these shares as of the closing on November 14, 2007 (the “Effective Time”) of the merger (the “Merger”) contemplated under the Agreement and Plan of Merger dated June 20, 2007 (the “Merger Agreement”), filed as Exhibit 1 hereto, by and among the Reporting Person, Norma Acquisition Corp., a Washington corporation and an indirect wholly-owned subsidiary of the Reporting Person (“Merger Sub”), and Oakley, Inc., a Washington corporation (the “Company”), whereby Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of the Reporting Person.  Because Merger Sub ceased to exist as of the Effective Time, Merger Sub is not included as a reporting person in this Amendment No. 1 to Schedule 13D (this “Amendment”).

Item 1.	Security and Issuer
Item 1 is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D relates to issued and outstanding shares of the common stock, $0.01 par value per share (each, a “Share” or, collectively, the “Shares”), of the Company.  The principal executive offices of the Company are located at One Icon, Foothill Ranch, California 92610.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a) The Reporting Person is a corporation organized under the laws of the Republic of Italy.
(b) The Reporting Person has the following principal business address:
Luxottica Group S.p.A. Via C. Cantù 2 20123 Milan, Italy

(c)    The Reporting Person, together with its consolidated subsidiaries, is a leader in the eyewear industry, with a global retail and wholesale sales network and a portfolio of owned and licensed eyewear brands.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)    During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to the Merger Agreement, as of the Effective Time, each Share (other than any Shares held by the Reporting Person, Merger Sub or any wholly-owned Subsidiary (as defined in the Merger Agreement) of the Reporting Person or Merger Sub, in the treasury of the Company or by any wholly-owned Subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, were cancelled and ceased to exist with no payment being made with respect thereto, and other than any Shares constituting Dissenting Shares (as defined in the Merger Agreement)) was cancelled and ceased to exist and was converted into and represents the right to receive $29.30 per share in cash (without interest) (the “Merger Price”).  In addition, pursuant to the Merger Agreement, each outstanding and unexpired option was cancelled and entitles the holder of each such option to the right to receive an amount in cash equal to the excess, if any, of the Merger Price over the applicable exercise price per Share, without interest thereon (the aggregate of each payment for options, together with the aggregate of each payment of the Merger Price, the “Total Merger Consideration”).  The Total Merger Consideration, based upon the total amount of Shares and outstanding and unexpired options immediately prior to the Effective Time, is expected to be up to $2.1 billion.

Payment of the Total Merger Consideration is being financed predominantly through a new short-term bridge loan (the “Bridge Facility”) and a new long-term amortized term loan (the “Long-Term Facility”), as well as through the Reporting Person’s existing lines of credit.

The Reporting Person entered into the Bridge Facility pursuant to the Bridge Facility Agreement dated October 12, 2007, filed as Exhibit 2 hereto, among Luxottica U.S. Holdings Corp. as borrower, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) as Arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Underwriters and Lenders, and Banc of America Securities Limited, as Agent.   The Bridge Facility has a principal amount of $500.0 million and a term of six (6) months with an interest rate of the applicable Margin plus LIBOR plus Mandatory Cost (each as defined in the Bridge Facility Agreement).

The Reporting Person also entered into the Long-Term Facility pursuant to the Term Facility Agreement dated October 12, 2007, filed as Exhibit 3 hereto, among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as borrowers, Citibank N.A., New York / Citibank N.A., Milan Branch, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) / Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Underwriters, Citigroup Global Markets Limited, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Bookrunners, and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Agent.  The Long-Term Facility has an aggregate principal amount of $1.5 billion, with a five (5)-year term and options to extend its maturity on two occasions for one year in each instance.  In order to fund the Total Merger Consideration, the Reporting Person made drawdowns from the Long-Term Facility in two tranches — Tranche D, in the principal amount of $1.0 billion, and Tranche E, in the principal amount of $500.0 million.  The Long-Term Facility bears interest at an annual rate of between twenty (20) and forty (40) basis points over the LIBOR rate, depending on the Reporting Person’s ratio of debt to EBITDA.

The Reporting Person applied toward the remainder of the Total Merger Consideration the proceeds of a drawdown in the principal amount of $95.0 million from Tranche C of its existing €1.1 billion and $325.0 million multi-currency credit facility dated June 3, 2004 (the “Multi-Currency Credit Facility”), filed as Exhibit 4 hereto.  Tranche C of the Multi-Currency Credit Facility is a revolving credit facility of €725.0  million-equivalent multi-currency (Euro/U.S. dollar). Loans under Tranche C of the Multi-Currency Credit Facility denominated in U.S. dollars bear interest at an annual rate of between twenty (20) and forty (40) basis points over the LIBOR rate, based on the Reporting Person’s “Net Debt/EBITDA” ratio, as defined in the facility agreement, and may be repaid and reborrowed with all outstanding balances maturing in March 2012.
Item 4.	Purpose of Transaction
Item 4 is hereby amended and restated in its entirety as follows:

On June 20, 2007, the Company entered into the Merger Agreement with the Reporting Person and Merger Sub, pursuant to which the Reporting Person has acquired all of the outstanding equity interests of the Company in exchange for the Total Merger Consideration described in Item 3 of this Amendment.  Pursuant to the Merger Agreement, at the Effective Time, Merger Sub was merged with and into the Company with the Company surviving as a wholly-owned indirect subsidiary of the Reporting Person.

The Company delivered to its shareholders on October 17, 2007 a proxy statement (the “Proxy Statement”), filed as Exhibit 5 hereto, setting forth the details of the proposed Merger, providing for voting by proxy by the shareholders with respect to the Merger and the Merger Agreement and announcing the date and time of the special meeting of shareholders (the “Meeting”) to vote upon the proposal to approve the Merger and the Merger Agreement.  Under Washington law, approval of the Merger required at least two-thirds of the Shares of the Company issued and outstanding as of the record date to be voted, either at the Meeting or by proxy, in favor of the Merger and the Merger Agreement.  At the Meeting, which occurred on November 7, 2007, the Merger and the Merger Agreement were approved, with holders of at least 57,675,646 Shares, or approximately 83% of the Company’s total Shares entitled to vote at the Meeting, voting in favor of the transaction.

Following the satisfaction or waiver of each condition precedent to the Merger, including, among other conditions, certain antitrust and regulatory clearances and the approval of the Merger and the Merger Agreement by the Company’s shareholders, the closing of the Merger became effective upon the filing of the Articles of Merger with the Secretary of State of the State of Washington (the “Secretary of State”) on November 14, 2007.  The Shares of the Company permanently ceased trading on the New York Stock Exchange (the “NYSE”) at the end of the trading day on November 14, 2007.  In connection therewith, at the direction of the Company, the NYSE filed with the Securities and Exchange Commission (the “Commission”) a Notification of Removal from Listing on Form 25, filed as Exhibit 6 hereto.  The Company has also filed with the Commission a Certification and Notice of Termination of Registration on Form 15, filed as Exhibit 7 hereto.

Concurrently with the filing of the Articles of Merger, the Company also filed with the Secretary of State Amended and Restated Articles of Incorporation and Amended and Restated Bylaws for the Company (the “Governing Documents”), filed as Exhibit 8 and Exhibit 9 hereto.  The Governing Documents, which became effective from and after the Effective Time of the Merger, authorize, among other things, the Company to issue up to one thousand (1,000) shares of common stock, par value $0.01 per share.  Immediately following the Merger, a stock certificate representing 1,000 Shares, which constitute all of the outstanding Shares of the Company, was issued by the Company to evidence the beneficial ownership of the Reporting

Person (these Shares are held of record by Luxottica U.S. Holdings Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Reporting Person).
Additionally, following the Merger, the number of members on the Company’s board of directors will increase to five (5), and new directors will be elected in accordance with the Governing Documents.
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a) The Reporting Person has sole beneficial ownership of one thousand (1,000) Shares, or 100% of the issued and outstanding equity securities of the Company.
(b) The Reporting Person has sole power to direct the vote and the disposition of one thousand (1,000) Shares of the Company, or 100% of the Shares currently issued and outstanding.
(c) The Reporting Person has not effected any transactions within the last sixty (60) days with respect to the Shares.

(d)    To the knowledge of the Reporting Person, no person other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:
The information contained in Items 3, 4 and 5 pertaining to any contract, arrangement, understanding or relationship with respect to the Shares is hereby incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:
Exhibit	Description
Exhibit 1

Agreement and Plan of Merger dated as of June 20, 2007 by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc. (incorporated herein by reference to Exhibit 4.1 to the Report of Foreign Issuer on Form 6-K furnished by the Reporting Person to the Commission on June 25, 2007)

Exhibit 2

Bridge Facility Agreement, dated October 12, 2007, among Luxottica U.S. Holdings Corp. as borrower, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) as Arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Underwriters and Lenders, and Banc of America Securities Limited, as Agent (incorporated herein by reference to Exhibit 4.2 to the Report of Foreign Issuer on Form 6-K furnished by the Reporting Person to the Commission on November 8, 2007)

Exhibit 3

Term Facility Agreement, dated October 12, 2007, among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as borrowers, Citibank N.A., New York / Citibank N.A., Milan Branch, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) / Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Underwriters, Citigroup Global Markets Limited, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Bookrunners, and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Agent (incorporated herein by reference to Exhibit 4.1 to the Report of Foreign Issuer on Form 6-K furnished by the Reporting Person to the Commission on November 8, 2007)

Exhibit 4

Amended and Restated Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D’Impresa S.p.A., acting as Agents (incorporated herein by reference to the Reporting Person’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006)

Exhibit 5	Definitive Proxy Statement of Oakley, Inc. (incorporated herein by reference to Schedule 14A, as filed by the Company with the Commission on October 17, 2007)

Exhibit 6	Notification of Removal from Listing on Form 25 (incorporated herein by reference to Form 25, as filed with respect to the Company with the Commission by the NYSE on November 16, 2007)
Exhibit 7	Certification and Notice of Termination of Registration on Form 15 (incorporated herein by reference to Form 15, as filed by the Company with the Commission on November 14, 2007)
Exhibit 8	Amended and Restated Articles of Incorporation of Oakley, Inc. (filed herewith)
Exhibit 9	Amended and Restated Bylaws of Oakley, Inc. (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 19, 2007

LUXOTTICA GROUP S.p.A.

By:	/s/ ENRICO CAVATORTA
Name:	Enrico Cavatorta
Title:	Chief Financial Officer

EXHIBITS

Exhibit	Description
Exhibit 1

Agreement and Plan of Merger dated as of June 20, 2007 by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc. (incorporated herein by reference to Exhibit 4.1 to the Report of Foreign Issuer on Form 6-K furnished by the Reporting Person to the Commission on June 25, 2007)

Exhibit 2

Bridge Facility Agreement, dated October 12, 2007, among Luxottica U.S. Holdings Corp. as borrower, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) as Arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Underwriters and Lenders, and Banc of America Securities Limited, as Agent (incorporated herein by reference to Exhibit 4.2 to the Report of Foreign Issuer on Form 6-K furnished by the Reporting Person to the Commission on November 8, 2007)

Exhibit 3

Term Facility Agreement, dated October 12, 2007, among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as borrowers, Citibank N.A., New York / Citibank N.A., Milan Branch, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) / Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Underwriters, Citigroup Global Markets Limited, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Bookrunners, and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Agent (incorporated herein by reference to Exhibit 4.1 to the Report of Foreign Issuer on Form 6-K furnished by the Reporting Person to the Commission on November 8, 2007)

Exhibit 4

Amended and Restated Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D’Impresa S.p.A., acting as Agents (incorporated herein by reference to the Reporting Person’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006)

Exhibit 5	Definitive Proxy Statement of Oakley, Inc. (incorporated herein by reference to Schedule 14A, as filed by the Company with the Commission on October 17, 2007)
Exhibit 6	Notification of Removal from Listing on Form 25 (incorporated herein by reference to Form 25, as filed with respect to the Company with the Commission by the NYSE on November 16, 2007)

Exhibit 7	Certification and Notice of Termination of Registration on Form 15 (incorporated herein by reference to Form 15, as filed by the Company with the Commission on November 14, 2007)
Exhibit 8	Amended and Restated Articles of Incorporation of Oakley, Inc. (filed herewith)
Exhibit 9	Amended and Restated Bylaws of Oakley, Inc. (filed herewith)